PROXY VOTING

Background & Description

In Proxy Voting by Investment Advisers, Investment Advisers Act Release No. 2106 (January 31, 2003), the SEC noted that, “The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies.”

Rule 206(4)-6 under the Advisers Act requires each registered investment adviser that exercises proxy voting authority with respect to client securities to:

●	Adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes client securities in the clients’ best interests. Such policies and procedures must address the manner in which the adviser will resolve material conflicts of interest that can arise during the proxy voting process;

●	Disclose to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and

●	Describe to clients the adviser’s proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.

Rule 206(4)-6 is supplemented by Investment Advisers Act Release No. 5325 (September 10, 2019) (“Release No. 5325”), which contains guidance regarding the proxy voting responsibilities of investment advisers under the Advisers Act. Among other subjects, Release No. 5325 addresses the oversight of proxy advisory firms by investment advisers. Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on investment advisers that execute proxy voting authority, as described in the Books and Records section of this Compliance Manual.

The Advisers Act lacks specific guidance regarding an adviser’s duty to direct clients’ participation in class actions. However, many investment advisers adopt policies and procedures regarding class actions.

Policy

Apollo Real Estate Fund Adviser, LLC (the “Adviser”) as a matter of policy and as a fiduciary to the Fund, has the responsibility for voting proxies for securities held by the Fund consistent with the best interests of the Fund. The Adviser has delegated the responsibility for exercising voting authority over publicly traded securities held by the Fund to the Public Sub-Adviser consistent with the Fund’s best interests, which is viewed as making a judgment as to what voting decision (including a decision not to vote) is reasonably likely to maximize total return to the Fund. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Adviser does not vote proxies regarding securities held by Private Investment Funds but rather, may vote on issues regarding the Private Investment Funds, such as the election of directors. Private Investment Funds, if privately placed, generally are not subject to the regulatory scheme applicable to public companies. Instead, they may solicit consents from their limited partners, members or shareholders. The term “Proxies” will refer to any such consents or other action requiring a vote as well as any per se proxies. In general, the Adviser does not receive proxies to be voted due to the nature of its investments on behalf of the Fund; this policy is intended to comply with Rule 206(4)-6 in the infrequent instance that the Adviser receives a proxy, or other action requiring a vote, from a Private Investment Fund.

Procedures

The Adviser has adopted procedures to implement the firm’s proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following:

Voting Procedures: Adviser

●	In the event Adviser Personnel receive proxy materials on behalf of a Private Investment Fund, Personnel will forward such materials to the appropriate members of the Adviser’s Investment Committee to vote the Proxy.

●	The Adviser’s Investment Committee will analyze the proxy materials and determine how the Adviser should vote the Proxy in accordance with applicable voting guidelines (see below). The Adviser’s Investment Committee may consider information provided by the Private Investment Fund’s personnel regarding the nature of the proxy. Additionally, the Adviser’s Investment Committee and CCO will identify if any material conflicts exist for the Adviser. A member of the Investment Committee will then provide a Proxy Voting Form, maintained separately, stating that the Adviser is not subject to conflicts of interest regarding the Private Investment Fund or the subject of the Proxy.

●	The CCO or designee, is responsible for coordinating this process in a timely and appropriate manner and delivering the Proxy to the Private Investment Fund prior to the deadline.

Proxy Voting Guidelines: Adviser

●	In the absence of specific voting guidelines from the Fund, the Adviser will vote Proxies in the best interests of the Fund.

●	Because in the context of Private Investment Funds each solicited vote raises unique questions, each Proxy with respect to a Private Investment Fund will be analyzed by the Investment Committee, on a case-by-case basis.

●	The Adviser may determine not to vote a Proxy if doing so would not be in the Fund’s best interest, such as when the Adviser determines that the cost of voting the Proxy exceeds the expected benefit to the Fund.

General Voting Guidelines: Public Sub-Adviser

The Adviser has delegated the voting responsibility for the Fund’s assets allocated to publicly traded securities to the Public Sub-Adviser. The Public Sub-Adviser maintains proxy voting policies and procedures consistent with SEC Rule 206(4)-6 of the Advisers Act. The Public Sub-Adviser votes proxies for the Fund in a manner consistent with its proxy voting policies and procedures, and any written instructions from the Adviser or the Fund. As a fiduciary, the Public Sub-Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of its clients, including the Fund, and not to subrogate client interests to its own interests. To meet its fiduciary obligations, the Public Sub-Adviser seeks to ensure that its votes proxies in the best interest of its clients, including the Fund, and address how it will resolve any conflict of interest that may arise when voting proxies.

The Public Sub-Adviser intends to vote proxies on behalf of the Fund either in accordance with management recommendations, or otherwise in the best interests of the Fund, taking into account such factors as it deems relevant in its sole discretion. The Public Sub-Adviser has retained a proxy voting vendor to provide proxy voting research, guidance and to vote proxies. In most cases the Public Sub-Adviser will vote in strict accordance with the vendor’s recommendation but reserves the right to change that vote when the Public Sub-Adviser disagrees with a recommendation and feels it is in the best interest of the Fund or when otherwise advised by the Fund in writing. The Public Sub-Adviser’s proxy voting policy is designed to ensure that if a material conflict of interest is identified in connection with a particular proxy vote, that the vote is not improperly influenced by the conflict. Conflicts of interest will arise from time to time in relation to proxy voting requirements. The Public Sub-Adviser shall monitor all proxies for any potential conflicts of interest. If a material conflict of interest arises, the Public Sub-Adviser will determine what is in the best interests of the Fund and will seek to take appropriate steps to eliminate any such conflict.

The Adviser expects the Public Sub-Adviser to vote proxies according to its stated proxy voting policy and in the best interest of shareholders. The Public Sub-Adviser may refrain from voting Fund proxies if:

●	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline; and

●	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or the securities are of a de minimis amount

The Public Sub-Adviser must notify the Adviser of votes contrary to its general guidelines and document the rationale for any such vote, votes on non-routine matters and instances where the Public Sub-Adviser refrains from voting. The Public Sub-Adviser provides the Adviser and Fund with periodic reporting related to its proxy voting practices, votes cast and any votes which are voted contrary to its respective guidelines.

Material Conflicts of Interest in Connection with Proxy Voting

Material conflicts of interest may arise in situations that include, but are not limited to, when a Private Investment Fund or an affiliate of such Private Investment Fund has a relationship with the Fund or an affiliate of the Adviser and such Private Investment Fund is soliciting proxies and failure to vote in a certain way may affect the Adviser’s relationship with such company and materially impact the Adviser’s business; or when a personal relationship between an Adviser officer and management of a company or other proponents of proxy proposals could impact the voting decision.

From time to time, the Adviser will review a proxy which presents a potential material conflict. As a fiduciary to the Fund, the Adviser takes these potential conflicts very seriously. While the Adviser’s primary goal in addressing any such potential conflict is to ensure that proxy votes are cast in the Fund’s best interest and are not affected by the Adviser’s potential conflict, there are a number of courses that the Adviser may take. The final decision about which course to follow shall be made by the Investment Committee. Casting a vote in the best interest of the Fund would eliminate the Adviser’s discretion on the particular issue and hence avoid the conflict. The Adviser will maintain a record of the analysis of any potential conflict of interest and its resolution.

Reports to the Board

The Adviser shall annually review the Fund’s registration statement to ensure that disclosures in the registration statement adequately and accurately describe the Adviser and Public Sub-Adviser’s proxy voting policy and procedures. Updated policies and procedures for the voting of proxies shall be provided to the Board upon any material change and in any event, no less frequently than annually.

Form N-PX

The Adviser shall cause the Fund to file an annual report of proxies voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement and annual report to shareholders describing the policy and procedures used by the Adviser to vote proxies on behalf of portfolio securities, including a statement that shareholders may request information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th.

The Adviser will also provide a statement in the Fund’s semi-annual report to shareholders notifying shareholders that a description of the policies and procedures that the Fund uses to vote proxies relating to portfolio securities is available without charge upon request. Additionally, the Fund’s semi-annual report will also include a statement notifying shareholders that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30th is available without charge upon request.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser Personnel, officer, or director should be forwarded to the CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with the information requested.

Recordkeeping

The Adviser and Public Sub-Adviser maintain proxy voting records in accordance with the SEC’s five-year retention requirements including: (i) the applicable policies and any amendments; (ii) proxy materials; (iii) a record of each vote that is cast (and any decisions to refrain from voting); (iv) any document created that was material to making a decision how to vote or that memorializes that decision; (v) records reflecting the resolution of conflicts of interest; and (vi) client requests for the policy or proxy voting information, and the response. The CCO shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

●	These policies and procedures and any amendments;

●	The Public Sub-Adviser’s proxy voting policies and procedures;

●	Each proxy statement that the Adviser receives;

●	A record of each vote that the Adviser casts;

●	A record of votes cast by the Public Sub-Adviser on behalf of the Fund (form N-PX);

●	Any specific documents prepared or received in connection with a decision on a proxy vote; and

●	A copy of each written request for information on how the Adviser voted such proxies, and a copy of any written response.

Responsibility

Compliance has responsibility for implementation and monitoring of the Adviser’s proxy voting policy and procedures. In addition to periodically reviewing proxy votes cast by the Public Sub-Adviser on behalf of the Fund, Compliance should also periodically review the Public Sub-Adviser’s proxy voting policy and procedures.

Proxy Voting Policy

Effective October 15, 2022

I.	Introduction

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Advisers Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Advisers Act, for a registered investment adviser to exercise voting authority with respect to client securities, unless: (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients; (2) the adviser describes its proxy voting procedures to its clients and provides copies of the procedures on request; and (3) the adviser discloses to the clients how they may obtain information on how the adviser voted their proxies. This Proxy Voting Policy documents CenterSquare Investment Management LLC’s (“CenterSquare”) proxy voting policies and procedures.

II.	Statement of Policy

Proxy voting is an important right of shareholders and duties of care and loyalty must be undertaken by CenterSquare to ensure that such rights are properly and timely exercised in accordance with the Firm’s fiduciary duty to its clients. To satisfy its fiduciary duty in making any voting determination, CenterSquare must make the determination in the best interest of the client and must not place its own interests ahead of the interests of the client. Therefore, all proxies received by CenterSquare should be voted in accordance with these procedures which are intended to comply with Rule 206(4)-6 of the Advisers Act. This Proxy Voting Policy applies only to those CenterSquare clients who, in their investment management agreement (“IMA”), have chosen to give us discretion to vote their proxies. At account start-up, upon amendment of the IMA, or upon a letter of instruction, the applicable documentation is reviewed to determine whether CenterSquare has discretionary authority to vote client proxies.

As a UNPRI Signatory, CenterSquare has chosen to use the Institutional Shareholder Services (“ISS”) Sustainability Proxy Voting Guidelines as the default proxy policy for its clients. A client of CenterSquare may elect to use other general or customized proxy voting guidelines through ISS. However, CenterSquare does not attempt to reconcile individual client proxy policies to the ISS Sustainability Proxy Voting Guidelines. A client may change their decision with regards to proxy voting authority or guidelines at any time. Clients who have delegated proxy voting responsibilities to CenterSquare with respect to their account may direct CenterSquare to vote in a particular manner for a specific ballot. CenterSquare will use reasonable efforts to vote in accordance with the client’s request in these circumstances, however our ability to implement such voting instructions will be dependent on operational matters such as the timing of the request.

III.	Retention and Oversight of Proxy Service Provider

CenterSquare’s proxy voting policies and procedures are intended to meet the objective to act in its clients’ best interests. The sheer number of proxy votes related to client holdings makes it impossible for CenterSquare to research each and every proxy issue. Recognizing the importance of informed and responsible proxy voting, CenterSquare has retained an independent third party service provider, ISS, to analyze proxy issues, provide proxy research and recommendations on how to vote those issues, and provide assistance in the administration of the proxy process, including maintaining complete proxy voting records.

CenterSquare monitors the capacity, competency, and conflicts of interest of ISS to ensure that CenterSquare continues to vote proxies in the best interest of its clients. On an annual basis, CenterSquare conducts a due diligence review of ISS regarding their proxy voting services as part of its duty to perform oversight over the proxy voting firm. This review includes updates and discussion about the following areas of ISS:

●	The adequacy and quality of staffing, personnel and/or technology;

●	Whether ISS has an effective process for seeking timely input from issuers and ISS clients with respect to, among other things, its proxy voting policies, methodologies, and peer group constructions;

●	Whether ISS has adequately disclosed to CenterSquare its methodologies in formulating voting recommendations, such that CenterSquare understands the factors underlying ISS’ recommendations;

●	The nature of any third-party information sources that ISS uses as a basis for its voting recommendations; and

●	ISS policies and procedures regarding how it identifies and addresses conflicts of interest.

Conflicts of Interest of ISS

1.	CenterSquare Compliance will examine information provided by ISS that describes conflicts to which it is subject or otherwise obtained by CenterSquare. CenterSquare will seek to require that ISS promptly provide updates of business changes that might affect or create conflicts and of changes to ISS’ conflict policies and procedures.

2.	If, as a result of CenterSquare Compliance’s examination of ISS’ conflicts of interest, a determination is made that a material conflict of interest exists, CenterSquare will determine whether to follow the ISS’ recommendation with respect to the proxy or take other action with respect to the proxy.

3.	CenterSquare Compliance will periodically review ISS’ policies and procedures for:

i.	Adequacy in identifying, disclosing and addressing actual and potential conflicts of interest, including conflicts relating to the provision of proxy voting recommendations and proxy voting services generally, conflicts relating to activities other than providing proxy voting recommendations and proxy voting services, and conflicts presented by certain affiliations;
ii.	Adequate disclosure of ISS’ actual and potential conflicts of interest with respect to the services ISS provides to CenterSquare; and
iii.	Adequacy in utilizing technology in delivering conflicts disclosures that are readily accessible.

Periodic Review of ISS’ Policies and Procedures and Continued Retention of ISS

CenterSquare will periodically review the proxy voting policies, procedures and methodologies, conflicts of interest and competency of ISS. CenterSquare will also review the continued retention of ISS, including whether any relevant credible potential factual errors, incompleteness or methodological weaknesses in ISS’ analysis that CenterSquare is aware of materially affected the research and recommendations used by the Firm. In addition, CenterSquare will also consider the effectiveness of ISS’ policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations. This will include the ISS’:

●	engagement with issuers, including the ISS process for ensuring that it has complete and accurate information about the issuer and each particular matter;

●	process, if any, for CenterSquare to access the issuer's views about ISS’ voting recommendations in a timely and efficient manner;

●	efforts to correct any identified material deficiencies in its analysis;

●	disclosure to CenterSquare regarding sources of information and methodologies used in formulating voting recommendations or executing voting instructions;

●	consideration of factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; and

●	updates to its methodologies, guidelines and voting recommendations on an ongoing basis, including in response to feedback from issuers and their shareholders.

CenterSquare will seek to require ISS to update the Firm regarding business changes that are material to the services provided by ISS to CenterSquare. CenterSquare will consider whether the bases on which it made its initial decision to retain ISS has materially changed and will document such review.

IV.	Decision Methods

ISS Global Voting Principles provide for four key tenets on accountability, stewardship, independence, and transparency, which underlie their approach to developing recommendations on management and shareholder proposals at publicly traded companies.1 ISS uses a bottom-up policy formulation process which collects feedback from a diverse range of market participants through multiple channels including an annual Policy Survey. The ISS Policy Board uses the input to develop its draft policy updates each year. Before finalizing these updates, ISS publishes draft updates for an open review and comment period. All comments received are posted verbatim to the Policy Gateway, in order to provide additional transparency into the feedback ISS has received. Final updates are published in November, to apply to meetings held after February of the following year. ISS research analysts apply more than 400 policies to shareholder meetings. As part of the research process, ISS analysts interact with company representatives, institutional shareholders, shareholder proponents and other parties to gain deeper insight into key issues.2 ISS reviews and updates their proxy polices on an annual basis. The ISS Policy Information is located under Policy Gateway at https://www.issgovernance.com.

When determining whether to invest in a company, one of the many factors CenterSquare may consider is the quality and depth of the company’s management. As a result, CenterSquare believes that recommendations of management on any issue (particularly routine issues) should be given a fair amount of weight in determining how proxy issues should be voted. Thus, on many issues, votes are cast in accordance with the recommendations of the company’s management. CenterSquare reviews all ballot items where ISS recommends voting against the management of the issuer. Generally, CenterSquare will not override the ISS specific policy vote recommendations but reserves the right to change that vote when a CenterSquare Portfolio Manager disagrees with an ISS recommendation and feels it is in the best interest of all clients to change the proxy vote. CenterSquare Compliance is notified when an override of the ISS vote is proposed by a CenterSquare Portfolio Manager. CenterSquare Compliance will ascertain that appropriate justification for the override is reasonable and appropriately documented in the ISS voting records contemporaneous to the actual proxy vote. A rationale of our decision is noted within the ISS system when we override ISS’ specific policy recommendation and is included in the ballot summary reports. Proxy voting reports are available to clients upon request. For clients that have provided CenterSquare authority to vote proxies and have not otherwise selected other ISS general or customized proxy voting guidelines, proxy voting will be made on behalf of all client accounts in accordance with ISS Sustainability Proxy Voting Guidelines.

V.	CenterSquare Conflicts of Interest

In certain instances, a conflict of interest may arise when CenterSquare votes a proxy. CenterSquare will deem to have a potential conflict of interest when voting proxies including, but not limited to, one or more of the following:

●	CenterSquare or one of its affiliates manages assets for that issuer or an affiliate of that issuer and also recommends that its other client’s investment in such issuer’s securities.

●	A director, trustee or officer of the issuer or affiliate of the issuer is an employee of CenterSquare or a director of CenterSquare or its affiliates, or a fund sub-advised by CenterSquare.

●	CenterSquare is actively soliciting that issuer or an affiliate of the issuer as a client

●	A director or executive officer of the issuer has a personal relationship with a member of the relevant investment team or other employee of CenterSquare that may affect the outcome of the proxy vote.

Each person who is a member of the Proxy Administrator, as further defined below, is a member of the investment team, or serves on the Proxy Voting Committee shall, on at least an annual basis, certify:

●	a list of any portfolio companies, including entities raising capital as part of a PIPE (“Private Investments in Public Equity”) transaction, with or in which he or she has a relationship or could otherwise be deemed to have a conflict and;

●	They have not been unduly influenced by an issuer or other third party to vote in a particular manner.

In situations where CenterSquare perceives a material conflict of the interest, the conflict is reported to the Chief Compliance Officer. It is expected that CenterSquare will abstain from making a vote decision and allow ISS to vote to mitigate the material conflict of interest.

VI.	Securities Lending

Some clients have, at their discretion, elected to participate in security lending programs. CenterSquare is unable to vote securities that are on loan under this type of arrangement.

VII.	Decisions to not Vote Proxies

CenterSquare fully recognizes its responsibility to vote proxies and maintain proxy records pursuant to applicable rules and regulations. CenterSquare will therefore attempt to vote every proxy it receives for all domestic and foreign securities. There may be situations in which CenterSquare cannot vote proxies. For example, the client or custodian does not forward the ballots in a timely manner.

Proxy voting in certain countries requires shareblocking. Shareblocking in general refers to restrictions on the sale or transfer of securities between the execution of the vote instruction and the tabulation of votes at the shareholder meeting. During the blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the client’s custodian bank. The blocking period may last from several days to several weeks depending upon the market, the security and the custodian. CenterSquare believes that in these situations, the benefit of maintaining liquidity during the share blocking period outweighs the benefit of exercising our right to vote. In order to preserve the account’s liquidity, CenterSquare will generally instruct ISS to “DO NOT VOTE” these shares.

Proxies relating to foreign securities may also be subject to additional documentation. Such documentation may be difficult to obtain or produce as a condition of voting or requires additional costs that generally outweigh the benefit to be gained by voting. Therefore, in some cases, those shares will not be voted.

VIII.	Reporting

ISS provides CenterSquare on-line access to client proxy voting records. A summary of the proxy votes cast by CenterSquare is available to clients upon request for their specific portfolio. Due to confidentially and conflict of interest concerns, CenterSquare does not disclose to third parties how it votes individual client proxies.

CenterSquare’s proxy voting policies are disclosed in the Form ADV Part 2A. A copy of this Proxy Voting Policy and the ISS Sustainability Proxy Voting Guidelines are available to our clients, without charge, upon request. All requests may be sent to the Operations Group, CenterSquare Investment Management LLC, 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462 or to OpsCompliance@centersquare.com.

IX.	Proxy Committee

CenterSquare’s Proxy Committee (“Proxy Committee”) is responsible for overseeing the proxy voting process and for establishing and maintaining the Proxy Voting Policy, which is reviewed and updated annually. The Proxy Committee is comprised of the Director, Head of Securities Operations, and designated members of CenterSquare’s investment teams. The Chief Compliance Officer will participate as a non-voting member of the Committee. At a minimum, the Proxy Committee will meet no less than annually to review and update the Proxy Voting Policy, if necessary, and to review other proxy voting topics as needed.

X.	Proxy Administration and Recordkeeping

The administration of the proxy voting process is the responsibility of CenterSquare’s securities operations department (“Proxy Administrator”). Both ISS and each client’s custodian monitor corporate events for CenterSquare. CenterSquare gives an authorization and letter of instruction to the client’s custodian who then forwards the proxy material it receives to ISS so that ISS may vote the proxies. On a regular basis, CenterSquare sends ISS an updated list of client accounts and the security holdings in those accounts so that ISS can update its database and is aware of which proxies it will need to vote.

The Proxy Administrator is responsible for:

●	monitoring reports identifying pending meetings and due dates for ballots

●	monitoring reports to ensure that clients are coded to the appropriate ISS policy

●	ensuring ballots are voted according to the ISS policy assigned to the client

●	monitoring for shareblocking ballots

●	monitoring reports for votes against management

●	reviewing user access and new / close account setups

●	performing vote overrides as required by Portfolio Managers and document changes and rationale for each vote override

CenterSquare or ISS also maintains the following records:

●	ballot summary reports for each client indicating which ballots were votes, number of shares voted, description of the proposal, how the shares were voted and the date on which the proxy was returned, and the policy applied

●	ballot summary reports for vote overrides with the Portfolio Managers rationale

●	meeting-level statistical reports

●	copy of each proxy statement received, provided that no copy needs to be retained of a proxy statement found on the SEC’s EDGAR website

XI.	CenterSquare Compliance Annual Review

CenterSquare Compliance will review and document no less frequently than annually, the adequacy of the proxy voting policies and procedures to make sure they have been implemented effectively, including whether the policies and procedures continue to be reasonably designed to ensure that proxies are voted in the best interests of CenterSquare’s clients. As part of this review, CenterSquare Compliance will review:

●	the Proxy Voting Policy

●	CenterSquare’s client disclosures regarding its proxy voting policies and procedures in the ADV Form Part 2A, due diligence questionnaires, and other relevant materials

●	a sampling of proxy voting records to ensure voting was completed in the best interests of clients and in accordance with the ISS Sustainability Proxy Voting Guidelines

●	a sampling of proxy vote overrides and the documentation supporting such overrides

●	the Firm’s annual due diligence over the third-party proxy voting firm, ISS

[1]	https://www.issgovernance.com/policy-gateway/iss-global-voting-principles/

[2]	https://www.issgovernance.com/policy-gateway/policy-formulation-application/